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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 7)

                                 --------------


                              PLAINS RESOURCES INC.

                                (Name of Issuer)

 COMMON STOCK, PAR VALUE $.10 PER SHARE                726540503
 --------------------------------------   --------------------------------------
 (Title of class of securities)                      (CUSIP number)

  JOSEPH A. ORLANDO                    WILLIAM ACKMAN
--------------------------------------------------------------------------------
  LEUCADIA NATIONAL CORPORATION        PERSHING SQUARE CAPITAL MANAGEMENT, LLC
  315 PARK AVENUE SOUTH                110 EAST 42ND STREET
  NEW YORK, NEW YORK 10010             NEW YORK, NEW YORK  10017
  (212) 460-1900                       (212) 813-3700
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  JULY 7, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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

---------------------------------------------------------------------------        -------------------------------------------------
CUSIP NO. 726540503                                                            13D                                           Page 2
---------------------------------------------------------------------------        -------------------------------------------------
----------------------------  ------------------------------------------------------------------------------------------------------
             1                NAME OF REPORTING PERSON:             Leucadia National Corporation

                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------------------  ------------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]
                                                                                                                            (B) [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------  ----------------------------------------------  ------------------------------------------------------
             4                SOURCE OF FUNDS:                                NA

----------------------------  ------------------------------------------------------------------------------------------------------
             5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                                    [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             6                CITIZENSHIP OR PLACE OF ORGANIZATION:                   New York

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:           0
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:         0
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:      0
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:    0

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:           CO

----------------------------  ------------------------------------------------------------------------------------------------------


                                       2

---------------------------------------------------------------------------        -------------------------------------------------
CUSIP NO. 726540503                                                            13D                                           Page 3
---------------------------------------------------------------------------        -------------------------------------------------

----------------------------  ------------------------------------------------------------------------------------------------------
             1                NAME OF REPORTING PERSON:                                Pershing Square, L.P.

                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694138
----------------------------  ------------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]
                                                                                                                            (B) [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------  ----------------------------------------------  ------------------------------------------------------
             4                SOURCE OF FUNDS:                                NA

----------------------------  ------------------------------------------------------------------------------------------------------
             5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                                    [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             6                CITIZENSHIP OR PLACE OF ORGANIZATION:                     Delaware

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:           0
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:         1,258,500
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:      0
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:    1,258,500

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.33%

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:           PN

----------------------------  ------------------------------------------------------------------------------------------------------



                                       3

---------------------------------------------------------------------------        -------------------------------------------------
CUSIP NO. 726540503                                                            13D                                           Page 4
---------------------------------------------------------------------------        -------------------------------------------------

----------------------------  ------------------------------------------------------------------------------------------------------
             1                NAME OF REPORTING PERSON:                              Pershing Square GP, LLC

                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694141
----------------------------  ------------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]
                                                                                                                            (B) [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------  ----------------------------------------------  ------------------------------------------------------
             4                SOURCE OF FUNDS:                                N/A

----------------------------  ------------------------------------------------------------------------------------------------------
             5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                           [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             6                CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:           0
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:         1,258,500
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:      0
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:    1,258,500

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500
----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.33%

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:           OO

----------------------------  ------------------------------------------------------------------------------------------------------



                                       4

---------------------------------------------------------------------------        -------------------------------------------------
CUSIP NO. 726540503                                                            13D                                            Page 5
---------------------------------------------------------------------------        -------------------------------------------------

----------------------------  ------------------------------------------------------------------------------------------------------
             1                NAME OF REPORTING PERSON:                   William Ackman

                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------------------  ------------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]
                                                                                                                            (B) [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------  ----------------------------------------------  ------------------------------------------------------
             4                SOURCE OF FUNDS:                                N/A

----------------------------  ------------------------------------------------------------------------------------------------------
             5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             6                CITIZENSHIP OR PLACE OF ORGANIZATION:                             United States

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:           0
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:         1,258,500
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:      0
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:    1,258,500

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.33%

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:           IN

----------------------------  ------------------------------------------------------------------------------------------------------


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

           This Amendment No. 7, amends the Schedule 13D filed on February 23, 2004, and is filed by Leucadia National Corporation ("Leucadia"), Pershing Square, L.P., Pershing Square GP, LLC and William Ackman (collectively, the "Reporting Persons") with respect to the common stock, par value $0.10 per share ("Common Stock"), of Plains Resources Inc. (the "Company").

Item 4.    Purpose of Transaction.
           ----------------------

           Item 4 is hereby supplemented as follows:

           On July 7, 2004, Leucadia submitted a written recommendation (the "Recommendation") to the Company's Board of Directors.

           The Recommendation proposes that the Company remain a public company with changes in its management, governance, and capital structure. Specifically, the Recommendation proposes that the Company borrow approximately $175 million and use the proceeds to commence a tender offer to purchase up to 10 million shares of Common Stock at a price of $17.00 per share. A copy of the Recommendation is attached hereto as Exhibit 2 and incorporated herein by reference. A copy of the press releases issued by Leucadia on July 7, 2004 is attached hereto as Exhibit 3 and incorporated herein by reference.

           The Reporting Persons believe that the Recommendation provides a better alternative to PLX shareholders than the pending $16.75 transaction with Vulcan Energy Corporation. The Recommendation has been communicated to the Company's Board of Directors and the Reporting Persons intend to communicate to other shareholders of the Company and other interested parties in an effort to determine shareholder interest in the Recommendation. Pershing Square intends to vote its 1,258,500 shares of Common Stock against the merger. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise.

           Although the foregoing represents the range of activities presently contemplated by the Reporting Persons and, to their knowledge, their respective general partners, directors and officers, as applicable, with respect to the Company, it should be noted that the possible activities of the Reporting Persons and their respective general partners, directors and officers are subject to change at any time.

           Except as set forth above, neither the Reporting Persons, nor, to their knowledge, any of their respective general partners, directors or officers, have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 7.    Materials to be Filed as Exhibits.
           ---------------------------------

1.   Agreement among the Reporting Persons with respect to the filing of this
     Schedule 13D.

2.   Recommendation, dated July 7, 2004, from Leucadia.

3.   Press release of Leucadia National Corporation, dated July 7, 2004.




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
                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        LEUCADIA NATIONAL CORPORATION


                                        By:  /s/ Joseph A. Orlando
                                            ------------------------------------
                                            Name:  Joseph A. Orlando
                                            Title: Vice President and Chief
                                                   Financial Officer


                                        PERSHING SQUARE, L.P.

                                        By:  PERSHING SQUARE GP, LLC


                                        By:  /s/ William Ackman
                                            ------------------------------------
                                             Name:  William Ackman
                                             Title: Managing Member



                                        PERSHING SQUARE GP, LLC


                                        By:   /s/ William Ackman
                                            ------------------------------------
                                            Name:  William Ackman
                                            Title: Managing Member





                                        By:  /s/ William Ackman
                                            ------------------------------------
                                             Name: William Ackman



Date:             July 7, 2004

                                  EXHIBIT INDEX
Exhibit No.

Exhibit 1         -     Agreement among the Reporting Persons with respect to
                        the filing of this Schedule 13D

Exhibit 2         -     Recommendation, dated July 7, 2004, from Pershing
                        Square, L.P.

Exhibit 3         -     Press release of Leucadia National Corporation, dated
                        July 7, 2004





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